 SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Ouster, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G2283K110
(CUSIP Number)

March 12, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]Rule 13d-1(b)

[X]Rule 13d-1(c)

[   ]Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G2283K110

1)Name of Reporting Person

OIG Ouster IV, LLC

2)Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)SEC Use Only

4)Citizenship or Place of Organization

Wisconsin limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	8,058,362

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	8,058,362

9)Aggregate Amount Beneficially Owned by Each Reporting Person

8,058,362

10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11)Percent of Class Represented by Amount in Row (9)

5.0%

12)Type of Reporting Person

OO

CUSIP No. G2283K110

1)Name of Reporting Person

Kyle M. Veenstra

2)Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)SEC Use Only

4)Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	0

6)	Shared Voting Power:	8,058,362

7)	Sole Dispositive Power:	0

8)	Shared Dispositive Power:	8,058,362

9)Aggregate Amount Beneficially Owned by Each Reporting Person

8,058,362

10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

11)Percent of Class Represented by Amount in Row (9)

5.0%

12)Type of Reporting Person

IN

SCHEDULE 13G

CUSIP No. G2283K110

ITEM 1(a).Name of Issuer.

OUSTER, INC. (f/k/a Colonnade Acquisition Corp.)

ITEM 1(b).Address of Issuer’s Principal Executive Offices.

1400 Centrepark Blvd, Suite 810
West Palm Beach, FL 33401

ITEM 2(a).Names of Persons Filing.

OIG Ouster IV, LLC

Kyle M. Veenstra

As the sole Manager of OIG Ouster IV, LLC, Mr. Veenstra may be deemed to beneficially own the shares of the subject company held by OIG Ouster IV, LLC.

ITEM 2(b).Address of Principal Business Office or, if none, Residence:

All reporting persons may be contacted at:
S74 W16853 Janesville Road
Muskego, WI 53150

ITEM 2(c).Citizenship.

OIG Ouster IV, LLC is a Wisconsin limited liability company
Kyle M. Veenstra is a United States Citizen

ITEM 2(d).Title of Class of Securities.

Common Stock, $0.0001 per share

ITEM 2(e).CUSIP Number.

G2283K110

ITEM 3.If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:  [   ]

ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.Notice of Dissolution of Group.

Not Applicable.

ITEM 10.Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 17th day of March, 2021.

OIG OUSTER IV, LLC

/s/ Kyle M. Veenstra

Kyle M. Veenstra, Manager

/s/ Kyle M. Veenstra

Kyle M. Veenstra

EXHIBIT INDEX

ExhibitDescription

1Joint Filing Agreement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.0001 par value, of Ouster, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of March, 2021.

OIG OUSTER IV, LLC

/s/ Kyle M. Veenstra

Kyle M. Veenstra, Manager

/s/ Kyle M. Veenstra

Kyle M. Veenstra